UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Promotora Aeronáutica del Pacífico, S.A. de C.V.

Andres Bello 45

Oficina 17

Polanco, 11560, Miguel Hidalgo,

CDMX, Mexico

+5255 5261 1782

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

August 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400506101

1.	Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only)
Promotora Aeronáutica del Pacífico, S.A. de C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		13,269,900
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		13,269,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,269,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
3.6% (based upon 432,704,355 Series B shares issued and outstanding as of July 29, 2021, which includes 441,425,547 Series B shares issued and outstanding as of December 31, 2020 as publicly reported by the Issuer in its annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and 8,721,192 shares repurchased as of July 29, 2021 as publicly reported by the Issuer in a report of foreign private issuer on Form 6-K furnished to the SEC)
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 400506101

1.	Name of Reporting Person.
Carlos Laviada Ocejo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		26,941,635
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		26,941,635

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
26,941,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
6.2% (based upon 432,704,355 Series B shares issued and outstanding as of July 29, 2021, which includes 441,425,547 Series B shares outstanding as of December 31, 2020 as publicly reported by the Issuer in its annual report on Form 20-F filed with the SEC and 8,721,192 shares repurchased as of July 29, 2021 as publicly reported by the Issuer in a report of foreign private issuer on Form 6-K furnished to the SEC)
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 400506101

1.	Name of Reporting Person.
Laura Diez Barroso Azcárraga
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		26,941,635
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		26,941,635

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
26,941,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
6.2% (based upon 432,704,355 Series B shares issued and outstanding as of July 29, 2021, which includes 441,425,547 Series B shares outstanding as of December 31, 2020 as publicly reported by the Issuer in its annual report on Form 20-F filed with the SEC and 8,721,192 shares repurchased as of July 29, 2021 as publicly reported by the Issuer in a report of foreign private issuer on Form 6-K furnished to the SEC)
14.	Type of Reporting Person (See Instructions)
IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) is being filed by Promotora Aeronáutica del Pacífico, S.A. de C.V.  (“PAP”), Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (collectively, the “Reporting Persons”) with respect to the Series B shares, without par value, beneficially owned by the Reporting Persons (the “Series B shares”), of Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (the “Issuer”). Mr. Laviada Ocejo and Ms. Diez Barroso previously made various Schedule 13D filings with the Securities and Exchange Commission (the “SEC”) relating to their ownership of the Issuer’s Series B shares, including an exit filing on May 5, 2020 triggered by certain internal restructurings that brought their ownership below five percent of the Issuer’s total Series B shares outstanding (the “Exit Filing”). This Schedule 13D reports Mr. Laviada Ocejo and Mrs. Diez Barroso’s re-acquisition of more than five percent of the Issuer’s total Series B shares outstanding, as the result of a subsequent internal restructuring completed on August 18, 2021.

ITEM 2. IDENTITY AND BACKGROUND

PAP is a Mexican special-purpose vehicle majority owned by Mr. Laviada Ocejo and Mrs. Diez Barroso, with its principal business office address at Andrés Bello 45 Oficina 17, Colonia Polanco, Mexico City, CP 11550. The principal business of PAP is purchasing, holding and selling securities for investment purposes. PAP owns 50% of Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”), which owns 66.6% of Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), which directly owns all of the Series BB shares of the Issuer and 13,269,900 of the Series B shares of the Issuer. The directors and co-executive officers of PAP are Mr. Laviada Ocejo and Mrs. Diez Barroso.

Mr. Laviada Ocejo and Mrs. Diez Barroso Azcárraga are citizens of Mexico, who have their principal business office address at Andrés Bello 45 Oficina 17, Colonia Polanco, Mexico City, CP 11550. Mr. Laviada Ocejo and Mrs. Diez Barroso are Mexico-based entrepreneurs. Mrs. Diez Barroso serves as chairwoman and director of the Issuer’s board, and Mr. Laviada Ocejo serves as an alternate director for the Issuer’s board. Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 18th, 2021, Mr. Laviada Ocejo and Mrs. Diez Barroso, who had previously transferred all of their interest in PAP to adult family members for no consideration (as reported in prior Schedule 13D filings), re-acquired their interest in PAP from these family members for no consideration (the “PAP Transfer”). As a result of the PAP Transfer, Mrs. Diez Barroso and Mr. Laviada Ocejo acquired beneficial ownership of 13,269,900 of Series B shares indirectly owned by PAP.

Prior to the PAP Transfer, Mr. Laviada Ocejo and Mrs. Diez Barroso were already direct owners of other Series B shares. As reported in prior Schedule 13D filings, including the Exit Filing, over the course of several years, Mr. Laviada Ocejo directly purchased 356,924 Series B shares and Mrs. Diez Barroso directly purchased 3,298,263 Series B shares in various open market transactions using cash on hand, and in 2020 immediately prior to the Exit Filing, Mrs. Diez Barroso caused the transfer to herself of 1,250,048 Series B shares from Weston Hill Equity Holdings, LP, a limited partnership of which she was majority owner. Additionally, following the Exit Filing, Mrs. Diez Barroso acquired direct ownership of 8,766,500 Series B shares from various adult family members to whom she had previously caused the transfer of such shares for no consideration (as reported in prior Schedule 13D filings) and who subsequently re-transferred the shares to her for no consideration.

ITEM 4. PURPOSE OF TRANSACTION

To the extent applicable, the information in Item 3 regarding the PAP Transfer, other internal restructurings and open market purchases is incorporated by reference herein.

As reported in prior Schedule 13D filings, as a result of a stock purchase agreement dated November 19, 2014 between CMA and Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”), CMA is the 66% owner of capital stock of AMP. AMP directly owns 13,269,900 Series B shares, as well as 84,150,000 Series BB shares of the Issuer, representing all of the Series BB shares of the Issuer. The Series BB shares have certain special rights that allow AMP to exercise significant control over the Issuer’s management. Through its right to appoint and remove members of the Issuer’s senior management, AMP has the ability to direct the actions of the Issuer’s management in certain key areas. Pursuant to the Issuer’s bylaws, AMP (as holder of the Series BB shares) has the right to appoint and remove the Issuer’s top-level executive officers, to elect four members of the board of directors and their alternates and to designate three of the six members of the operating committee and 20% of the members of each other board committee, except for the audit committee. AMP (as holder of the Series BB shares) also has the right to veto certain actions requiring the approval of the Issuer’s shareholders (including the approval of the Issuer’s financial statements, increases or decreases of the Issuer’s capital stock, the payment of dividends, the amendment of the Issuer’s bylaws and any decision that has the objective to modify or annul its right to appoint the Issuer’s top-level executive officers). Shareholders of AMP include CMA and AENA Desarrollo Internacional, S.A. (“AENA”). Although CMA is the 66% owner of the capital stock of AMP, CMA and AENA have agreed that AENA’s consent is required with respect to certain significant actions or decisions. Further, if at any time AMP were to hold less than 7.65% of the Issuer’s capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. The Issuer’s bylaws and certain agreements impose certain restrictions on transfer of its Series BB shares on AMP. Series BB shares must be converted into Series B shares prior to transfer. As discussed above, such conversion is subject to a material contingency outside of AMP’s control.

Mrs. Diez Barroso serves as chairwoman and director of the Issuer’s board, and Mr. Laviada Ocejo serves as an alternate director of the Issuer’s board, both pursuant to AMP’s appointment rights. AMP has also appointed to the Issuer’s board the following current and alternate directors: María José Cuenda Chamorro (alternate: Carlos Manuel Porrón Suárez); Juan Gallardo Thurlow (alternate: Eduardo Sánchez Navarro Redo); and María Ángeles Rubio Alfayate (alternate: Carlos Alberto Rohm Campos). The Reporting Persons may in the future engage in discussions with management, the board of the Issuer, other stockholders of the Issuer and other relevant parties regarding their investment in, and the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of, the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Other than as required by Items 4 or 6 of Schedule 13D, the Reporting Persons do not anticipate making any public disclosures in connection with its participation in routine transactions and activities of the Issuer, separate and apart from relevant public disclosures by the Issuer.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons or AMP may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Series B shares or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based upon 432,704,355 Series B shares issued and outstanding as of July 29, 2021, which includes 441,425,547 Series B shares outstanding as of December 31, 2020 as publicly reported by the Issuer in its annual report on Form 20-F filed with the SEC and 8,721,192 shares repurchased as of July 29, 2021 as publicly reported by the Issuer in a report of foreign private issuer on Form 6-K furnished to the SEC):

Promotora Aeronáutica del Pacífico, S.A. de C.V.(1)			Series B
(a)	Amount beneficially owned:		13,269,900
(b)	Percent of class:		3.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	13,269,900
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	13,269,900
	(iv)	Shared power to dispose or to direct the disposition of	0

Carlos Laviada Ocejo(1)(2)			Series B
(a)	Amount beneficially owned:		26,941,635
(b)	Percent of class:		6.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	26,941,635
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	26,941,635
	(iv)	Shared power to dispose or to direct the disposition of	0

Laura Diez Barroso Azcárraga(1)(2)			Series B
(a)	Amount beneficially owned:		26,941,635
(b)	Percent of class:		6.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	26,941,635
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	26,941,635
	(iv)	Shared power to dispose or to direct the disposition of	0

(1)  PAP owns 50% of CMA, which owns 66.6% of AMP, which directly owns 13,269,900 of the Series B shares. Through their control of PAP, Mr. Laviada Ocejo and Mrs. Diez Barroso may be deemed beneficial owners of the 13,269,900 of the Series B shares directly owned by AMP.

(2) Mr. Laviada Ocejo directly beneficially owns 356,924 Series B shares. Mrs. Diez Barroso directly beneficially owns 13,314,811 Series B shares. Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife. Therefore, Mrs. Diez Barroso may also be deemed to be a beneficial owner of 356,924 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed a beneficial owner of 13,314,811 Series B shares directly beneficially owned by Mrs. Diez Barroso. Each Reporting Person disclaims beneficial ownership in the Series B shares reported on this Schedule 13D except to the extent of the Reporting Person’s respective pecuniary interest therein.

(c)  Except as set forth in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)  No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the disposition of the Series B shares to which this Schedule 13D relates.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the extent applicable, the information in Items 3 and 4 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of August 30, 2021, by and among the Reporting Persons.
99.2	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Issuer (filed as Exhibit 1.1 to the Annual Report on Form 20-F of the Issuer, filed with the SEC on April 22, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2021

Promotora Aeronáutica del Pacífico, S.A. de C.V.

/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo
Title: Managing Member

CARLOS LAVIADA OCEJO

/s/ Carlos Laviada Ocejo

LAURA DIEZ BARROSO AZCÁRRAGA

/s/ Laura Diez Barroso Azcárraga